UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001- 39925

TIAN RUIXIANG Holdings Ltd.

Room 1001, 10 / F, No. 25, North East Third Ring Road,

Chaoyang District, Beijing,

Chaoyang District, Beijing, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry Into Material Definitive Agreements

On November 1, 2024, TIAN RUIXIANG Holdings Ltd., an exempted company with limited liability formed in the Cayman Islands (the “Company”), entered into 20 subscription agreements (the “Subscription Agreements”) with 20 purchasers (each, a “Purchaser”, and collectively, the “Purchasers”), pursuant to Regulation S promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. Set forth below are the details of the Subscription Agreements. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Subscription Agreements.

1.	The subscription agreement between the Company and Bei Li, a citizen of the People’s Republic of China (the “PRC”)

Bei Li agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Bei Li, 351,000 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $650,000. After the closing of the transaction, Bei Li will be entitled to the following: (i) one demand registration with respect to her purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 351,000 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $650,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

2.	The subscription agreement between the Company and Dan Wu, a PRC citizen.

Dan Wu agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Dan Wu, 75,800 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $140,400. After the closing of the transaction, Dan Wu will be entitled to the following: (i) one demand registration with respect to his purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 75,800 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $140,400, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

3.	The subscription agreement between the Company and ES-Shining Unity Holdings Limited, a limited liability company formed under the laws of British Virgin Islands.

ES-Shining Unity Holdings Limited agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to ES-Shining Unity Holdings Limited, 351,000 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $650,000. After the closing of the transaction, ES-Shining Unity Holdings Limited will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 351,000 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $650,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

4.	The subscription agreement between the Company and EVER BEST TRADING CORPORATION LIMITED, a limited liability company formed under the laws of Hong Kong.

EVER BEST TRADING CORPORATION LIMITED agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to EVER BEST TRADING CORPORATION LIMITED, 367,200 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $680,000. After the closing of the transaction, EVER BEST TRADING CORPORATION LIMITED will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 367,200 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $680,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

5.	The subscription agreement between the Company and FUTONG CONSULTING SERVICES LIMITED, a limited liability company formed under the laws of British Virgin Islands.

FUTONG CONSULTING SERVICES LIMITED agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to FUTONG CONSULTING SERVICES LIMITED, 91,800 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $170,000. After the closing of the transaction, FUTONG CONSULTING SERVICES LIMITED will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 91,800 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $170,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

6.	The subscription agreement between the Company and GOLDEN BRIDGE CAPITAL LIMITED, a limited liability company formed under the laws of British Virgin Islands.

GOLDEN BRIDGE CAPITAL LIMITED agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to GOLDEN BRIDGE CAPITAL LIMITED, 367,200 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $680,000. After the closing of the transaction, GOLDEN BRIDGE CAPITAL LIMITED will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 367,200 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $680,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

7.	The subscription agreement between the Company and Hydrogen Capital Group Ltd., a limited liability company formed under the laws of British Virgin Islands.

Hydrogen Capital Group Ltd. agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Hydrogen Capital Group Ltd., 328,100 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $607,700. After the closing of the transaction, Hydrogen Capital Group Ltd. will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 328,100 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $607,700, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

8.	The subscription agreement between the Company and Jaash Investment Ltd., a limited liability company formed under the laws of British Virgin Islands.

Jaash Investment Ltd. agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Jaash Investment Ltd., 351,400 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $650,000. After the closing of the transaction, Jaash Investment Ltd. will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 351,400 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $650,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

9.	The subscription agreement between the Company and JASHA GROUP LTD., a limited liability company formed under the laws of British Virgin Islands.

Jaash Investment Ltd. agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Jaash Investment Ltd., 370,900 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $686,800. After the closing of the transaction, JASHA GROUP LTD. will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 370,900 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $686,800, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

10.	The subscription agreement between the Company and Li Shen, a PRC citizen.

Li Shen agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Li Shen, 108,800 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $200,000. After the closing of the transaction, Li Shen will be entitled to the following: (i) one demand registration with respect to her purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 108,800 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $200,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

11.	The subscription agreement between the Company and Mingfang Wang, a PRC citizen.

Mingfang Wang agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Mingfang Wang, 97,800 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $181,200. After the closing of the transaction, Mingfang Wang will be entitled to the following: (i) one demand registration with respect to her purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 97,800 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $181,200, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

12.	The subscription agreement between the Company and Nova Horizons Ltd., a limited liability company formed under the laws of British Virgin Islands.

Nova Horizons Ltd. agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Nova Horizons Ltd., 135,000 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $250,000. After the closing of the transaction, Nova Horizons Ltd. will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 135,000 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $250,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

13.	The subscription agreement between the Company and Open Vision Ltd., a limited liability company formed under the laws of British Virgin Islands.

Open Vision Ltd. agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Open Vision Ltd., 324,000 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $600,000. After the closing of the transaction, Open Vision Ltd. will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 324,000 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $600,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

14.	The subscription agreement between the Company and Plenty Holdings Company Limited, a limited liability company formed under the laws of British Virgin Islands.

Plenty Holdings Company Limited agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Plenty Holdings Company Limited, 270,000 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $500,000. After the closing of the transaction, Plenty Holdings Company Limited will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 270,000 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $500,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

15.	The subscription agreement between the Company and Qunfang Hu, a PRC citizen.

Qunfang Hu agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Qunfang Hu, 271,200 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $502,200. After the closing of the transaction, Qunfang Hu will be entitled to the following: (i) one demand registration with respect to her purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 271,200 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $502,200, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

16.	The subscription agreement between the Company and RUIFENG CONSULTING SERVICES LIMITED, a limited liability company formed under the laws of British Virgin Islands.

RUIFENG CONSULTING SERVICES LIMITED agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RUIFENG CONSULTING SERVICES LIMITED, 270,000 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $500,000. After the closing of the transaction, RUIFENG CONSULTING SERVICES LIMITED will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 270,000 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $500,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

17.	The subscription agreement between the Company and UNITRUST HOLDINGS LIMITED, a limited liability company formed under the laws of British Virgin Islands.

UNITRUST HOLDINGS LIMITED agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to UNITRUST HOLDINGS LIMITED, 388,800 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $720,000. After the closing of the transaction, UNITRUST HOLDINGS LIMITED will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 388,800 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $720,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

18.	The subscription agreement between the Company and WESTELITE LIMITED, a limited liability company formed under the laws of Republic of the Marshall Islands.

WESTELITE LIMITED agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to WESTELITE LIMITED, 367,200 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $680,000. After the closing of the transaction, WESTELITE LIMITED will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 367,200 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $680,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

19.	The subscription agreement between the Company and Xiaoya Zhou, a PRC citizen.

Xiaoya Zhou agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Xiaoya Zhou, 265,400 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $491,600. After the closing of the transaction, Xiaoya Zhou will be entitled to the following: (i) one demand registration with respect to her purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 265,400 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $491,600, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

20.	The subscription agreement between the Company and Xu Sheng Investors Co., Ltd., a limited liability company formed under the laws of British Virgin Islands.

Xu Sheng Investors Co., Ltd. agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to Xu Sheng Investors Co., Ltd., 248,400 Class A ordinary shares of the Company, par value US$0.025 per share, at a purchase price of $1.852 per share, for an aggregate purchase price of $460,000. After the closing of the transaction, Xu Sheng Investors Co., Ltd. will be entitled to the following: (i) one demand registration with respect to its purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the subscription agreement); and (ii) the right to purchase up to 248,400 Class A ordinary shares of the Company at a per share price of $1.852 for a total purchase price of up to $460,000, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, and such right to purchase additional shares will be terminated on the three-year anniversary of the date of the subscription agreement, and can only be exercised if the market price of the Class A ordinary share of the Company is not lower than $1.852 per share on the exercising date.

Furthermore, each Subscription Agreement includes an anti-dilution adjustment provision, pursuant to which, in the event that the Company issues any further Class A ordinary shares or any securities convertible into or exercisable for Class A ordinary shares in any subsequent financing after the date of the Subscription Agreements and before the first anniversary of the Subscription Agreements, at a price per share (or the conversion or exercise price, as applicable) that is lower than the price per share paid by the Purchasers under the Subscription Agreements (the “New Issuance Price Per Share”), the Company shall issue to each Purchaser an additional number of Class A ordinary shares (the “Adjustment Shares”) such that the effective purchase prices per share paid by the Purchaser shall equal to the New Issuance Price Per Share. The number of Adjustment Shares to be issued shall be calculated as follows:

Adjustment Shares = (Purchase Price/New Issuance Price Per Share) – Number of Class A ordinary shares purchased by the Purchasers under the Subscription Agreements

The entry into the Subscription Agreements and the transactions contemplated thereby have been approved by the Company’s board of directors. The closing of the transactions contemplated hereby shall take place on November 17, 2024 or such other date the Company and the Purchasers may agree upon in writing.

The foregoing description of the Subscription Agreements are qualified in their entirety by reference to the full text of the Subscription Agreements, which are furnished hereto as Exhibits 10.1-10.20.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIAN RUIXIANG Holdings Ltd.

Date: November 12, 2024	By:	/s/ Sheng Xu
	Name:	Sheng Xu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement dated November 1, 2024 by and between the Company and Bei Li
10.2	Subscription Agreement dated November 1, 2024 by and between the Company and Dan Wu
10.3	Subscription Agreement dated November 1, 2024 by and between the Company and ES-Shining Unity Holdings Limited
10.4	Subscription Agreement dated November 1, 2024 by and between the Company and EVER BEST TRADING CORPORATION LIMITED
10.5	Subscription Agreement dated November 1, 2024 by and between the Company and FUTONG CONSULTING SERVICES LIMITED
10.6	Subscription Agreement dated November 1, 2024 by and between the Company and GOLDEN BRIDGE CAPITAL LIMITED
10.7	Subscription Agreement dated November 1, 2024 by and between the Company and Hydrogen Capital Group Ltd.
10.8	Subscription Agreement dated November 1, 2024 by and between the Company and Jaash Investment Ltd.
10.9	Subscription Agreement dated November 1, 2024 by and between the Company and JASHA GROUP LTD
10.10	Subscription Agreement dated November 1, 2024 by and between the Company and Li Shen
10.11	Subscription Agreement dated November 1, 2024 by and between the Company and Mingfang Wang
10.12	Subscription Agreement dated November 1, 2024 by and between the Company and Nova Horizons Ltd.
10.13	Subscription Agreement dated November 1, 2024 by and between the Company and Open Vision Ltd.
10.14	Subscription Agreement dated November 1, 2024 by and between the Company and Plenty Holdings Company Limited
10.15	Subscription Agreement dated November 1, 2024 by and between the Company and Qunfang Hu
10.16	Subscription Agreement dated November 1, 2024 by and between the Company and RUIFENG CONSULTING SERVICES LIMITED
10.17	Subscription Agreement dated November 1, 2024 by and between the Company and UNITRUST HOLDINGS LIMITED
10.18	Subscription Agreement dated November 1, 2024 by and between the Company and WESTELITE LIMITED
10.19	Subscription Agreement dated November 1, 2024 by and between the Company and Xiaoya Zhou
10.20	Subscription Agreement dated November 1, 2024 by and between the Company and Xu Sheng Investors Co., Ltd.